Exhibit 99.1

GDEV announces results for the second quarter and first half of 2026

August 21, 2026 – Limassol, Cyprus – GDEV Inc. (NASDAQ: GDEV), an international gaming and entertainment company (“GDEV” or the “Company”) released its unaudited financial and operational results for the second quarter and first half-year ended June 30, 2026.

Second quarter 2026 financial highlights:

●	Revenue of $94 million decreased by 22% year-over-year.
●	Selling and marketing expenses of $33 million decreased by 38% year-over-year.
●	Profit for the period, net of tax, of $20 million in Q2 2026 increased vs. $17 million in Q2 2025.
●	Adjusted EBITDA amounted to $20 million in Q2 2026 decreased vs. $22 million in Q2 2025.

Second quarter and first half of 2026 financial performance in comparison

US$ million	Q2 2026	Q2 2025	Change (%)	H1 2026	H1 2025	Change (%)
Revenue	94	120	(22)%	193	217	(11)%
Platform commissions	(18)	(25)	(29)%	(38)	(46)	(17)%
Game operation cost	(15)	(14)	2%	(28)	(28)	2%
Selling and marketing expenses	(33)	(53)	(38)%	(69)	(95)	(27)%
General and administrative expenses	(9)	(9)	(3)%	(18)	(17)	9%
Profit for the period, net of tax	20	17	20%	37	31	21%
Adjusted EBITDA[1]	20	22	(7)%	39	38	2%
Cash flows generated from operating activities	10	(10)	N/M	15	(4)	N/M

Second quarter 2026 financial performance

In the second quarter of 2026, our revenue decreased by $26 million (or 22%) year-over-year and amounted to $94 million. The decrease was primarily driven by a decrease in bookings.

Platform commissions decreased by $7 million (or 29%) in the second quarter of 2026 compared to the same period in 2025 in line with the decrease in revenue.

Game operation costs remained relatively stable at the level of $15 million in the second quarter of 2026 vs. $14 million in the second quarter of 2025.

Selling and marketing expenses in the second quarter of 2026 decreased by $20 million vs. the same period in 2025, amounting to $33 million. This decrease is driven by our continued focus on improving the efficiency of user acquisition activities. The decrease reflects a more selective approach to performance marketing, prioritizing channels that attract players with higher long-term value over broad-scale campaigns aimed at short-term growth.

General and administrative expenses remained stable at $9 million in the second quarters of both 2026 and 2025.

As a result of the factors above, together with (i) the effect of a net foreign exchange loss in the second quarter of 2026 in the amount of $1 million vs. a net foreign exchange gain in the amount of $1 million in the same period of the prior year and (ii) share of profits of equity accounted associates in the second quarter of 2026 in the amount of $2 million vs. the share of losses of equity accounted associates in the amount of $2 million in the same period of the prior year, we recorded a profit for the period, net of tax, of $20 million in the second quarter of 2026 compared with $17 million in the same period of 2025. Adjusted EBITDA in the second quarter of 2026 amounted to $20 million, a decrease of $2 million compared with the same period in 2025 driven primarily by the same factors as those affecting the profit, except for the share of profits or losses of equity accounted associates, which do not impact the Adjusted EBITDA.

Cash flows generated from operating activities were positive $10 million in the second quarter of 2026 compared with negative $10 million in the same period in 2025.

1 For more information, see section titled “Presentation of Non-IFRS Financial Measures” on the last two pages of this report, including the reconciliation of the profit for the period, net of tax to the Adjusted EBITDA.

First half of 2026 financial performance

In the first half of 2026, our revenue decreased by $24 million (or 11%) year-over-year to $193 million. This decrease was primarily driven by a decrease in bookings.

Platform commissions decreased by $8 million (or 17%) in the first half of 2026 compared to the same period in 2025, driven by a decrease of revenues recognized from PC platforms.

Game operation cost remained stable at $28 million in the first halves of both 2026 and 2025.

Selling and marketing expenses in the first half of 2026 decreased by $25 million vs. the same period in 2025, amounting to $69 million. This decrease is driven by our continued focus on improving the efficiency of user acquisition activities. The decrease reflects a more selective approach to performance marketing, prioritizing channels that attract players with higher long-term value over broad-scale campaigns aimed at short-term growth.

General and administrative expenses remained relatively stable at $18 million in the first half of 2026 vs. $17 million in 2025.

As a result of the factors above, together with (i) the effect of a net foreign exchange loss in the first half of 2026 in the amount of $2 million vs. a net foreign exchange gain in the amount of $2 million in the same period of prior year and (ii) share of profits of equity accounted associates in the second quarter of 2026 in the amount of $2 million vs. the share of losses of equity accounted associates in the amount of $2 million in the same period of prior year, we recorded a profit for the period, net of tax, of $37 million compared with $31 million in the same period of 2025. Adjusted EBITDA in the first half of 2026 amounted to $39 million, an increase of $1 million compared with the same period in 2025 driven primarily by the same factors as those affecting the profit, except for the share of profits or losses of equity accounted associates, which do not impact the Adjusted EBITDA.

Cash flows generated from operating activities were positive $15 million in the first half of 2026 compared with negative $4 million in the same period in 2025.

Second quarter and first half 2026 operational performance comparison

	Q2 2026	Q2 2025	Change (%)		H1 2026	H1 2025	Change (%)
Bookings ($ million)	73	92	(21)%		156	173	(10)%
Bookings from in-app purchases	69	87	(20)%		148	163	(9)%
Bookings from advertising	4	5	(33)%		8	10	(17)%
Share of advertising	5.0%	5.9%	(0.9)	p.p.	5.4%	5.9%	(0.5)	p.p.
MPU (thousand)	239	312	(23)%		254	298	(15)%
ABPPU ($)	97	93	5%		97	91	7%

Bookings declined in the second quarter and first half of 2026 to reach $73 million and $156 million, respectively, compared with $92 million and $173 million in the same periods in 2025. The decline was primarily due to a decline in monthly paying users of 23% and 15% in the second quarter and first half of 2026, respectively, vs. the same periods in 2025.

The share of advertisement sales as a percentage of total bookings decreased in the second quarter and first half of 2026 by 0.9 p.p. and 0.5 p.p. vs. the same period in 2025.

Split of bookings by platform	Q2 2026	Q2 2025	H1 2026	H1 2025
Mobile	65%	63%	64%	61%
PC	35%	37%	36%	39%

In the second quarter of 2026, the share of mobile and PC versions of our games remained relatively stable while in the first half of 2026 we recorded an increase in share of mobile to reach 64% vs. 61% in the same period in 2025 and a decrease in share of PC to reach 36% vs. 39% in the same period in 2025.

Split of bookings by geography	Q2 2026	Q2 2025	H1 2026	H1 2025
US	31%	34%	31%	34%
Asia	17%	19%	18%	20%
Europe	31%	32%	32%	32%
Other	21%	15%	19%	14%

Our split of bookings by geography in the second quarter and first half of 2026 vs. the same periods in 2025 saw a decrease in the share of bookings derived from the US and Asia and an increase in bookings derived from other countries.

Note:

Due to rounding, the numbers presented throughout this release may not precisely add up to the totals. The period-over-period percentage changes are based on the actual numbers and may therefore differ from the percentage changes if those were to be calculated based on the rounded numbers.

Recent developments

On August 13, 2026, the Group entered into a game asset purchase agreement with an unrelated party for the sale of the mobile game "Island Hoppers", together with all related intellectual property and game assets, for a total consideration of $5.0 million, of which $4.5 million was received upon execution and $0.5 million represents a deferred payment contingent on the satisfaction of a gross revenue condition and completion of the agreed migration obligations.

Island Hoppers contributed approximately 1% to the Group’s bookings in the first half of 2026 and approximately 3% in the year ended December 31, 2025.

As a result of the transaction, deferred revenue related to Island Hoppers’ bookings, totaling $2.1 million as of June 30, 2026, will be recognized on an accelerated basis, providing a one-time uplift to reported revenue in the period of closing.

About GDEV

GDEV is a gaming and entertainment holding company, focused on development and growth of its franchise portfolio across various genres and platforms. With a diverse range of subsidiaries including Nexters and Cubic Games, among others, GDEV strives to create games that will inspire and engage millions of players for years to come. Its franchises, such as Hero Wars, Island Hoppers, Pixel Gun 3D and others have accumulated over 550 million installs and $2.5 billion of bookings worldwide. For more information, please visit www.gdev.inc

Contacts:

Investor Relations

Roman Safiyulin | Chief Corporate Development Officer
investor@gdev.inc

Cautionary statement regarding forward-looking statements

Certain statements in this press release may constitute “forward-looking statements” for purposes of the federal securities laws. Such statements are based on current expectations that are subject to risks and uncertainties. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

The forward-looking statements contained in this press release are based on the Company’s current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that future developments affecting the Company will be those that the Company has anticipated. Forward-looking statements involve a number of risks, uncertainties (some of which are beyond the Company’s control) or other assumptions. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of the Company’s 2025 Annual Report on Form 20-F, filed by the Company on March 31, 2026, and other documents filed by the Company from time to time with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Presentation of Non-IFRS Financial Measures

In addition to the results provided in accordance with IFRS throughout this press release, the Company has provided the non-IFRS financial measure “Adjusted EBITDA” (the “Non-IFRS Financial Measure”). The Company defines Adjusted EBITDA as the profit/loss for the period, net of tax as presented in the Company’s financial statements in accordance with IFRS, adjusted to exclude (i) goodwill and investments in equity-accounted associates’ impairment, (ii) loss on disposal of subsidiaries, (iii) income tax expense, (iv) other financial income, finance income and expenses other than foreign exchange gains and losses and bank charges, (v) change in fair value of share warrant obligations and other financial instruments, (vi) share of loss of equity-accounted associates, (vii) depreciation and amortization, (viii) share-based payments expense and (ix) certain non-cash or other special items that we do not consider indicative of our ongoing operating performance. The Company uses this Non-IFRS Financial Measure for business planning purposes and in measuring its performance relative to that of its competitors. The Company believes that this Non-IFRS Financial Measure is a useful financial metric to assess its operating performance from period-to-period by excluding certain items that the Company believes are not representative of its core business. This Non-IFRS Financial Measure is not intended to replace, and should not be considered superior to, the presentation of the Company’s financial results in accordance with IFRS. The use of the Non-IFRS Financial Measure terms may differ from similar measures reported by other companies and may not be comparable to other similarly titled measures.

Reconciliation of the profit for the period, net of tax to the Adjusted EBITDA

US$ million	Q2 2026	Q2 2025	H1 2026	H1 2025
Profit for the period, net of tax	20	17	37	31
Adjust for:
Income tax expense	2	2	3	3
Adjusted finance income[2]	(0.6)	(0.2)	(1)	(1)
Share of loss of equity-accounted associates	(2)	2	(2)	2
Change in fair value of share warrant obligations and other financial instruments	(0.1)	(0.2)	(0.2)	(0.1)
Depreciation and amortization	0.6	2	1	3
Share-based payments	0.3	0.4	0.4	0.5
Adjusted EBITDA	20	22	39	38

2 Adjusted finance income/expenses consist of finance income and expenses other than foreign exchange gains and losses and bank charges, net.